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                      [LETTERHEAD OF MAGMA POWER COMPANY]


NEWS RELEASE
FOR IMMEDIATE RELEASE:                                 CONTACT: Thomas Davies
                                                                Andrea Bergofin
                                                                Kekst & Company
                                                                (212) 593-2655
                                                                (619) 622-7800


                  MAGMA BOARD REJECTS CALIFORNIA ENERGY OFFER/
                     AUTHORIZES EXPLORATION OF ALTERNATIVES

  San Diego, CA October 31, 1994 -- Magma Power Company's (Nasdaq NNM: MGMA) board of directors today announced it has unanimously determined that California Energy Company's revised unsolicitated tender offer to purchase approximately 51 percent of Magma Power's outstanding common stock is not in the best interests of Magma stockholders. Accordingly, Magma's board today recommended that Magma stockholders reject the revised offer and not tender their shares to California Energy.

  In rejecting the revised offer, Magma's board considered a variety of factors, including the revised offer's conditional nature, the terms of California Energy's financing, and the opinion of its independent financial advisor, Goldman, Sachs & Co., that the consideration offered in the revised offer was inadequate.

  Magma said that its board has authorized Magma management and its financial advisor to explore all available alternatives to further the best interests of Magma stockholders, including remaining independent, conducting discussions with interested parties, including California Energy, concerning possible business combinations, strategic partnerships or equity investments, recapitalizing or restructuring the company and similar transactions.

  Magma will file a formal response with the Securities and Exchange Commission today and mail the response and a letter from the company to its stockholders.

  Magma Power Company is a leader in the geothermal industry. The company currently operates seven geothermal power plants in Southern California on geothermal leaseholds and fee interests held by the company, and holds additional geothermal leasehold and fee interests in other parts of California and Nevada. Magma is also currently constructing a power plant in the Philippines with a total capacity of 231 MW.